Exhibit 15.4

April 29, 2024

BeyondSpring Inc. (the “Company”)
100 Campus Drive, West Side, 4th Floor, Suite 410
Florham Park, New Jersey 07932
The United States of America

Ladies and Gentlemen:

We have acted as legal advisors as to the laws of the People’s Republic of China to the Company in connection with the filing by the Company with the United States Securities and Exchange Commission of an annual report on Form 20-F for the fiscal year ended December 31, 2023 and any amendments thereto (the “Annual Report”). We hereby consent to the use and reference to our name and our opinions and views in the Annual Report.

We further consent to the filing of this letter as an exhibit to the Annual Report.

Sincerely yours,

/s/ Jingtian & Gongcheng

Jingtian & Gongcheng